Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year-Ended December 31,
(unaudited)	2012		2011		2010	2009	2008
Earnings:
Income from continuing operations before income taxes	$31,781		$78,951		$(68,356)	$(341,067)	$123,372
Fixed charges	68,594		59,608		50,725	37,403	33,525

Earnings	$100,375		$138,559		$(17,631)	$(303,664)	$156,897

Fixed charges:
Rental expense	$6,156		$5,722		$4,254	$4,454	$6,759
Interest expense	62,438		53,886		46,471	32,949	26,766

Fixed charges	$68,594		$59,608		$50,725	$37,403	$33,525

Ratio of earnings to fixed charges	1.5	x	2.3	x	(a )	(a )	4.7	x

(a)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2010 and December 31, 2009 by $33.1 million and $266.3 million, respectively.